UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                            AmeriVest Properties Inc.
                            -------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    03071L101
                                    ---------
                      (CUSIP Number of Class of Securities)

                            North Star Partners, L.P.
                              274 Riverside Avenue
                               Westport, CT 06880
                         Attention: Mr. Andrew R. Jones
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                               September 12, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

CUSIP No. 03071L101                 13D                       Page 2 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     North Star Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3863788
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         532,625 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         532,625 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     532,625 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D                       Page 3 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     North Star Partners II, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     61-1467034
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         525,894 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         525,894 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,894 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D                       Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     NS Offshore, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         114,643 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         114,643 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     114,643 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D                       Page 5 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Circle T Explorer Master Limited
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     02-0744122
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         39,650 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         39,650 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,650 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D                       Page 6 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     NS Advisors, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     03-0439233
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CONNECTICUT

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,212,812 shares(1) (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,212,812 shares(1)(See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,212,812 shares(1)(See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) NS Advisors, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P., NS Offshore, Ltd. and Circle T Explorer Master Limited by virtue of its position as general partner of each of North Star Partners, L.P. and North Star Partners II, L.P., Portfolio Manager of Circle T Explorer Master Limited and as sole manager of NS Offshore, Ltd.

CUSIP No. 03071L101                 13D                       Page 7 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Andrew R. Jones
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATS OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,212,812 shares(1) (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,212,812 shares(1) (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,212,812 shares(1) (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Andrew R. Jones holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P., NS Offshore, Ltd. and Circle T Explorer Master Limited by virtue of his position as sole manager of NS Advisors, LLC.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of AmeriVest Properties Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1780 South Bellaire Street, Suite 100, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This Schedule 13D is filed by North Star Partners, L.P. ("North Star"), North Star Partners II, L.P. ("North Star II"), NS Offshore, Ltd. ("Offshore"), Circle T Explorer Master Limited ("Explorer"), NS Advisors, LLC ("Advisors", and together with North Star, North Star II, Offshore and Explorer, the "North Star Group"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Andrew R. Jones, an individual ("Mr. Jones").

         Advisors, a Connecticut limited liability company, is the general partner of North Star and North Star II, private investment companies organized as limited partnerships under the laws of the State of Delaware. Advisors is also the Portfolio Manager of Explorer and the sole manager of Offshore. Mr. Jones is the sole managing member of Advisors. Mr. Jones is a citizen of the United States of America.

         The business address of Mr. Jones and each of the entities in the North Star Group (except for Explorer) is 274 Riverside Avenue, Westport, Connecticut 06880. The business address for Explorer is c/o Codan Services Limited, Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda.

         (d) and (e). During the last five years, neither Mr. Jones, nor any of the entities comprising the North Star Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the entities comprising the North Star Group made its most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name               Date of Purchase       Number of Shares   Consideration Paid

North Star*        September 12, 2005          15,891             $63,343.12
North Star II*     September 12, 2005          15,688             $62,533.94
Offshore*          September 12, 2005          3,421              $13,636.45
Explorer*          September 8, 2005           20,000             $79,750.00

* Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the North Star Group who directly beneficially owns Common Stock. Other than Advisors, which manages the North Star Group, each entity in the North Star Group maintains a separate investment fund, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4.  PURPOSES OF TRANSACTION.

         The members of the North Star Group acquired the shares of Common Stock reported in Item 5 below for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. They intend to monitor the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and evaluate the responses of its management to the needs of the holders of the Common Stock. The North Star Group applauds management's recent announcement of their intention to sell five of the Issuer's seventeen real estate holdings as an important first step in surfacing the value that exists in the company. The North Star Group believes that the company is too small to operate efficiently and that the best route to maximizing shareholder value would be to pursue additional transactions to sell the Issuer's remaining real estate holdings.

         The North Star Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the North Star Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant by the North Star Group, including but not limited to changes in the Issuer's business, governance or financial situation, the North Star Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the North Star Group, or any of them, may determine.

         Except as set forth above, no member of the North Star Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this
Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) - (c) As of September 16, 2005, the North Star Group beneficially owned in the aggregate, 1,212,812 shares of Common Stock, constituting approximately 5.0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 24,062,600 shares outstanding on July 31, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended June 30, 2005 filed with the Commission on August 5, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the North Star Group members listed:

              NAME                 NUMBER OF         APPROXIMATE
              ----                 SHARES            PERCENTAGE OF
                                   ---------         OUTSTANDING SHARES
                                                     ------------------
              North Star*          532,625           2.2%
              North Star II*       525,894           2.2%
              Offshore*            114,643           0.5%

              Explorer*            39,650            0.2%

         * Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

         Advisors is the sole general partner of North Star and North Star II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that North Star and North Star II beneficially own. Advisors, as the sole general partner of North Star and North Star II, has the sole power to direct the voting and disposition of the shares of Common Stock that North Star and North Star II beneficially own.

         Advisors is the sole manager and Portfolio Manager, respectively, of Offshore and Explorer and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Offshore and Highlander beneficially own. Advisors, as the sole manager and Portfolio Manager, respectively, of Offshore and Explorer, has the sole power to direct the voting and disposition of the shares of Common Stock that Offshore and Explorer beneficially own.

         Mr. Jones is the sole manager of Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of Advisors, has the sole power to direct the voting and disposition of the shares of Common Stock that Advisors may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this 13D for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,212,812 shares of Common Stock, constituting approximately 5.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 24,062,600 shares outstanding on July 31, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended June 30, 2005 filed with the Commission on August 5, 2005).

         The filing of this Schedule 13D and the inclusion of information herein with respect to Mr. Jones, shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

         To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The North Star Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
North Star            July 13, 2005                       11,270                $4.356
North Star            July 13, 2005                       32,704                $4.363
North Star            July 14, 2005                       31,135                $4.483
North Star            July 15, 2005                        7,828                $4.480
North Star            July 18, 2005                       24,681                $4.478
North Star            July 19, 2005                        8,656                $4.474
North Star            July 20, 2005                       35,783                $4.485
North Star            July 21, 2005                        2,000                $4.543
North Star            July 29, 2005                        5,000                $4.738
North Star            July 29, 2005                       51,163                $4.735
North Star            August 1, 2005                       3,399                $4.739
North Star            August 3, 2005                       4,532                $4.738
North Star            August 8, 2005                      36,253                $4.029
North Star            August 9, 2005                      25,730                $4.025
North Star            August 11, 2005                      9,064                $4.034
North Star            August 12, 2005                     17,812                $4.024
North Star            August 15, 2005                      5,892                $3.993
North Star            August 16, 2005                     12,679                $3.960
North Star            September 1, 2005                   61,637                $4.048
North Star            September 2, 2005                   20,533                $3.922
North Star            September 6, 2005                   12,137                $3.921
North Star            September 7, 2005                   45,998                $4.017
North Star            September 8, 2005                   14,756                $4.024
North Star            September 9, 2005                   20,431                $4.017
North Star            September 12, 2005                  15,891                $4.022

North Star II         July 13, 2005                       10,780                $4.356

                                 Page 11 of 14

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

North Star II         July 13, 2005                       31,222                $4.363
North Star II         July 14, 2005                       29,730                $4.483
North Star II         July 15, 2005                        7,479                $4.480
North Star II         July 18, 2005                       23,579                $4.478
North Star II         July 19, 2005                        8,271                $4.474
North Star II         July 20, 2005                       21,917                $4.486
North Star II         July 20, 2005                       14,261                $4.489
North Star II         July 29, 2005                       53,651                $4.735
North Star II         August 1, 2005                       3,366                $4.739
North Star II         August 3, 2005                       4,488                $4.738
North Star II         August 8, 2005                      35,907                $4.029
North Star II         August 8, 2005                       7,840                $4.031
North Star II         August 9, 2005                      25,484                $4.025
North Star II         August 11, 2005                      8,976                $4.034
North Star II         August 12, 2005                     17,637                $4.024
North Star II         August 15, 2005                      5,834                $3.993
North Star II         August 16, 2005                     12,603                $3.960
North Star II         September 1, 2005                   60,988                $4.048
North Star II         September 2, 2005                   19,856                $3.922
North Star II         September 6, 2005                   11,939                $3.921
North Star II         September 7, 2005                   44,710                $4.017
North Star II         September 8, 2005                   14,567                $4.024
North Star II         September 9, 2005                   20,170                $4.017
North Star II         September 12, 2005                  15,688                $4.022

Offshore              July 13, 2005                        2,450                $4.356
Offshore              July 13, 2005                        7,074                $4.365
Offshore              July 14, 2005                        6,735                $4.485

                                 Page 12 of 14

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

Offshore              July 15, 2005                         1,693               $4.487
Offshore              July 18, 2005                         5,340               $4.480
Offshore              July 19, 2005                         1,873               $4.480
Offshore              July 20, 2005                         7,739               $4.490
Offshore              July 29, 2005                        12,148               $4.736
Offshore              August 1, 2005                          735               $4.755
Offshore              August 3, 2005                          980               $4.750
Offshore              August 9, 2005                       13,786               $4.025
Offshore              August 11, 2005                       1,960               $4.040
Offshore              August 12, 2005                       3,851               $4.027
Offshore              August 15, 2005                       1,274               $4.002
Offshore              August 16, 2005                       2,718               $3.965
Offshore              August 31, 2005                       1,700               $3.844
Offshore              September 1, 2005                    12,375               $4.049
Offshore              September 2, 2005                     4,111               $3.925
Offshore              September 6, 2005                     2,424               $3.926
Offshore              September 7, 2005                     9,292               $4.018
Offshore              September 8, 2005                     3,177               $4.027
Offshore              September 9, 2005                     4,399               $4.019
Offshore              September 12, 2005                    3,421               $4.025

Explorer              July 18, 2005                         1,000               $4.480
Explorer              August 8, 2005                        1,700               $3.990
Explorer              August 11, 2005                         290               $4.010
Explorer              August 31, 2005                       2,060               $3.830
Explorer              September 7, 2005                     9,300               $3.953
Explorer              September 8, 2005                     3,300               $4.028
Explorer              September 8, 2005                    20,000               $4.023

         (d) No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the North Star Group is a party to a Joint Filing Agreement, dated as of September 16, 2005 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the North Star Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the North Star Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of September 16, 2005, among North Star, North Star II, Offshore, Explorer, Advisors and Mr. Jones.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 16, 2005               NORTH STAR PARTNERS, L.P.

                                         By:    NS Advisors, LLC
                                                General Partner

                                         By:    /s/Andrew R. Jones
                                                --------------------------------
                                                Andrew R. Jones, Managing Member

                                         NORTH STAR PARTNERS II, L.P.

                                         By:    NS Advisors, LLC
                                                General Partner

                                         By:    /s/Andrew R. Jones
                                                --------------------------------
                                                Andrew R. Jones, Managing Member

                                         NS OFFSHORE, LTD.

                                         By:    NS Advisors, LLC
                                                Sole Manager

                                         By:    /s/Andrew R. Jones
                                                --------------------------------
                                                Andrew R. Jones, Managing Member

                                         CIRCLE T EXPLORER MASTER LIMITED

                                         By:    NS Advisors, LLC
                                                Portfolio Manager

                                         By:    /s/Andrew R. Jones
                                                --------------------------------
                                                Andrew R. Jones, Managing Member

                                         NS ADVISORS, LLC


                                         By:    /s/Andrew R. Jones
                                                --------------------------------
                                                Andrew R. Jones, Managing Member

                                         /s/Andrew R. Jones
                                         ---------------------------------------
                                         Andrew R. Jones, Individually